Exhibit 99.1

Jiayuan Announces First Quarter 2011 Financial Results

Net Revenues Increased 198.4% Year-over-year to RMB68.4 million

BEIJING, June 8, 2011 /PRNewswire-Asia-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE - News), operator of the largest online dating platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights(1)

•            Net revenues for the first quarter of 2011 were RMB68.4 million (US$10.4 million), representing a year-over-year increase of 198.4%.

•            Operating income for the first quarter of 2011 was RMB16.5 million (US$2.5 million), compared to an operating loss of RMB1.1 million for the corresponding period in 2010. Non-GAAP(2) operating income for the first quarter of 2011 was RMB19.2 million (US$2.9 million), compared to operating income of RMB107,000 for the corresponding period in 2010.

•            Net income attributable to Jiayuan for the first quarter of 2011 was RMB12.1 million (US$1.9 million), compared to a net loss attributable to Jiayuan of RMB1.2 million for the corresponding period in 2010. Non-GAAP net income attributable to Jiayuan for the first quarter of 2011 was RMB14.8 million (US$2.3 million), compared to a non-GAAP net loss attributable to Jiayuan of RMB15,000 for the corresponding period in 2010.

•            Jiayuan had 4.7 million average monthly active user accounts(3) during the quarter, representing an increase of 89.0% from 2.5 million in the corresponding period in 2010. The number of average monthly paying user accounts in the first quarter of 2011 was 882,471, representing an increase of 188.2% from 306,163 average monthly paying user accounts in the corresponding period in 2010.

Recent Business Highlights

•            Jiayuan and the selling shareholders raised total gross proceeds of US$81.0 million from Jiayuan’s initial public offering (“IPO”) at a price of US$11.00 per ADS. Total gross proceeds to Jiayuan amounted to US$73.7 million, representing 6,700,000 ADSs at US$11.00 per ADS. Immediately following the closing of the IPO, Jiayuan had 7,361,000 ADSs outstanding, where every two ADSs represent three ordinary shares. The total number of ordinary shares outstanding is 46,889,394.

“Our strong results for the first quarter of 2011 reflect rapid growth in China’s online dating sector and Jiayuan’s position as the undisputed market leader in terms of number of unique visitors, market share by money spent and time spent, average time spent and page views per user,” said Rose Gong, chief executive officer of Jiayuan. “Users are increasingly recognizing that Jiayuan’s unrivalled network gives them the best possible opportunity to find suitable matches, while our innovative results-based pricing model ensures that they have the best possible user experience. Going forward, we believe that these two important competitive advantages will enable Jiayuan to extend its position as the leading online dating platform in China.”

Rapid urbanization and faster paced lifestyles have disrupted traditional social networks in China, while the traditional Chinese cultural emphasis on marriage and family, combined with the shifting gender balance, are increasing the pressure on single people to find a partner. By providing a trusted environment for young singles to meet each other and continuously emphasizing the importance of the user experience, Jiayuan has built one of the strongest user networks in the industry.

Shang Koo, chief financial officer of Jiayuan, commented: “Jiayuan’s success in expanding our user base and improving monetization translated into an 18.6% increase in revenues sequentially. In March 2011, there were 94 cities across China each with over 10,000 active user accounts on Jiayuan.com. As we achieve localized critical mass in more cities, we improve the likelihood that singles will find suitable matches near them, which further improves user experience and in turn drives more user activity.”

Mr. Koo added that in the first quarter of 2011, 18.6% of Jiayuan’s average monthly active user accounts were also paying user accounts, a significant increase from 12.2% in the corresponding period last year.

First Quarter 2011 Operational Results

The number of registered user accounts(4) as of March 31, 2011 was 40.2 million, with 5.1 million new users acquired during the quarter.

The number of average monthly active user accounts for the first quarter 2011 was 4.7 million, representing a year-over-year increase of 89.0% and a quarter-over-quarter increase of 7.8%.

The number of average monthly paying user accounts for the first quarter 2011 was 882,471, representing a year-over-year increase of 188.2% and a quarter-over-quarter increase of 15.9%.

Average monthly revenue per paying user (“ARPU”) for online services for the first quarter 2011 was RMB21.50 per user, compared to RMB20.30 per user for the corresponding period in 2010 and RMB20.30 per user for the fourth quarter of 2010.

First Quarter 2011 Financial Results

Jiayuan reported net revenues of RMB68.4 million (US$10.4 million) for the first quarter of 2011, representing a year-over-year increase of 198.4%, and a quarter-over-quarter increase of 18.6%. The increase in net revenues was primarily due to substantial growth in Jiayuan’s online services.

•    Online services contributed RMB57.0 million (US$8.7 million), or 83.4% of net revenues for the first quarter of 2011, representing a year-over-year increase of 205.9% from RMB18.6 million, and a quarter-over-quarter increase of 23.1% from RMB46.3 million. Average monthly paying user accounts increased to 882,471 in the three months ended March 31, 2011, compared to 306,163 and 761,271 in the three months ended March 31 and December 31, 2010, respectively.

•    Events and VIP services contributed RMB10.3 million (US$1.6 million), or 15.1% of net revenues for the first quarter of 2011, representing a year-over-year increase of 180.9% from RMB3.7 million, and a quarter-over-quarter increase of 16.2% from RMB8.9 million.

Cost of revenues for the first quarter of 2011 was RMB22.0 million (US$3.4 million), representing a year-over-year increase of 122.6% from RMB9.9 million, and a quarter-over-quarter increase of 15.0% from RMB19.1 million. This trend is in line with the year-over-year and quarter-over-quarter increase in net revenues during the respective periods.

Gross profit for the first quarter of 2011 was RMB46.4 million (US$7.1 million), representing a year-over-year increase of 255.6% from RMB13.1 million, and a quarter-over-quarter increase of 20.3% from RMB38.6 million. This growth is primarily attributable to the substantial increase in the number of average monthly paying user accounts.

Selling and marketing expenses were RMB19.8 million (US$3.0 million) for the first quarter of 2011, representing a year-over-year increase of 79.5% from RMB11.0 million, and a quarter-over-quarter increase of 20.6% from RMB16.4 million. This was primarily due to greater online spending on new user acquisition.

General and administrative expenses were RMB8.2 million (US$1.2 million) for the first quarter of 2011, representing a year-over-year increase of 162.9% from RMB3.1 million, primarily as a result of the expansion of Jiayuan’s operations, and a quarter-over-quarter decrease of 8.3% from RMB8.9 million.

Research and development expenses were RMB1.9 million (US$0.3 million) for the first quarter of 2011, compared to RMB17,000 for the corresponding quarter of 2010 and RMB105,000 for the fourth quarter of 2010, primarily due to an increase in the number of research and development personnel in connection with Jiayuan’s strategy to enhance its research and development capabilities.

Operating income for the first quarter of 2011 was RMB16.5 million (US$2.5 million), compared to an operating loss of RMB1.1 million for the corresponding quarter of 2010, and operating income of RMB13.2 million for the fourth quarter of 2010. Non-GAAP operating income for the first quarter of 2011 was RMB19.2 million (US$2.9 million), compared to RMB107,000 for the corresponding quarter of 2010, and RMB15.3 million for the fourth quarter of 2010.

Net income attributable to Jiayuan for the first quarter of 2011 was RMB12.1 million (US$1.9 million), compared to a net loss attributable to Jiayuan of RMB1.2 million for the corresponding quarter of 2010 and a net loss attributable to Jiayuan of RMB10.0 million in the fourth quarter of 2010. Non-GAAP net income attributed to Jiayuan for the first quarter of 2011 was RMB14.8 million (US$2.3 million), compared to a non-GAAP net loss of RMB15,000 for the corresponding quarter of 2010, and non-GAAP net income of RMB12.1 million for the fourth quarter of 2010.

Income allocated to participating preferred shareholders was RMB12.0 million (US$1.8 million) for the first quarter of 2011. All outstanding preferred shares were converted to ordinary shares upon the completion of Jiayuan’s IPO.

Net loss attributable to ordinary shareholders was RMB2.1 million (US$0.3 million) for the first quarter of 2011, compared to RMB3.3 million for the corresponding quarter of 2010 and RMB2.2 million for the fourth quarter of 2010. Non-GAAP net income attributable to ordinary shareholders was RMB0.5 million for the first quarter of 2011, compared to a non-GAAP net loss attributable to ordinary shareholders of RMB2.1 million for the corresponding quarter of 2010 and a non-GAAP net loss attributable to ordinary shareholders of RMB60,000 for the fourth quarter of 2010 respectively.

Basic and diluted net loss per ADS(5) for the first quarter of 2011 was RMB0.12 (US$0.02), compared to RMB0.20 for the corresponding quarter of 2010, and RMB0.12 for the fourth quarter of 2010.

Non-GAAP basic and diluted net income per ADS for the first quarter of 2011 was RMB0.03 (US$0.00), compared to non-GAAP basic net loss per ADS of RMB0.12 for the corresponding quarter of 2010 and RMB0.00 for the fourth quarter of 2010.

As of March 31, 2011, Jiayuan had cash and cash equivalents of RMB136.2 million (US$20.8 million). Cash flows from operating activities for the first quarter of 2011 were RMB35.1 million (US$5.4 million).

Second Quarter 2011 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB79 million to RMB81 million for the second quarter of 2011. As disclosed in Jiayuan’s prospectus for its IPO on May 11, 2011, Jiayuan recorded share-based compensation expenses of approximately RMB17.5 million in the second quarter of 2011 in relation to the share-based awards granted to contractors, and current and former employees which fully vested upon the completion of Jiayuan’s IPO. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, June 8, 2011, at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

•                  U.S toll free number: 877-293-5486

•                  International dial-in number: +1-914-495-8592

•                  Conference ID: 6660-0213

A live and archived webcast of the conference call will be available at http://ir.jiayuan.com .

A replay of the conference call will also be available until July 7, 2011, by dialing:

•                  U.S. toll free number: 800-642-1687

•                  International dial-in number: +1-706-645-9291

•                  Conference ID: 6660-0213

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE - News) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan.com ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch. As of March 31, 2011, Jiayuan.com had 40.2 million registered user accounts, with an average of 4.7 million monthly active user accounts in the first quarter of 2011.

For more information, please visit http://ir.jiayuan.com.

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended March 31, 2011, were made at an exchange rate of RMB6.5483 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on March 31, 2011. Jiayuan’s functional currency is US$ and reporting currency is RMB.

(2) Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations”.

(3) Active user accounts are registered user accounts through which registered users have logged-in to the Jiayuan.com website at least once within a calendar month in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month.

(4) Registered user accounts are accumulated amounts.

(5) Basic and diluted net income(loss) per ADS are calculated based on net income(loss) attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan.com may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan.com does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan.com undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating (loss)/income, net (loss)/ income to Jiayuan.com International Ltd, net (loss)/income attributable to ordinary shareholders and net (loss)/income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures.  Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Melody Liu
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Martin Reidy
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31,	March 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,388	136,200	20,799
Short-term deposits	116,000	30,000	4,581
Accounts receivable, net	5,631	7,253	1,108
Amounts due from a related party	1,000	—	—
Deferred tax assets	1,231	1,465	224
Prepaid expenses and other current assets	5,979	10,377	1,585
Total current assets	149,229	185,295	28,297
Non-current assets:
Property and equipment, net	15,029	17,398	2,657
Total assets	164,258	202,693	30,954

LIABILITIES
Current liabilities:
Accounts payable	1,194	756	115
Deferred revenue	55,326	73,354	11,202
Accrued expenses and other current liabilities	12,908	14,244	2,175
Income tax payable	15,151	19,897	3,038
Amounts due to a related party	993	983	150
Total current liabilities	85,572	109,234	16,680
Total Liabilities	85,572	109,234	16,680
Series A redeemable convertible preferred shares	93,559	94,856	14,486
SHAREHOLDERS’ DEFICIT
Ordinary shares	210	210	32
Additional paid-in capital	—	384	59
Statutory reserves	392	392	60
Accumulated deficit	(23,887)	(11,741)	(1,792)
Foreign currency translation adjustments	8,412	9,358	1,429
Total shareholders’ deficit	(14,873)	(1,397)	(212)

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	164,258	202,693	30,954

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	RMB	US$

Net revenues	22,923	57,677	68,392	10,444
Cost of revenues	(9,869)	(19,100)	(21,970)	(3,355)

Gross profit	13,054	38,577	46,422	7,089

Operating expenses:
Selling and marketing expenses	(11,022)	(16,403)	(19,788)	(3,022)
General and administrative expenses	(3,106)	(8,904)	(8,167)	(1,247)
Research and development expenses	(17)	(105)	(1,923)	(294)
Total operating expenses	(14,145)	(25,412)	(29,878)	(4,563)

Operating (loss)/income	(1,091)	13,165	16,544	2,526

Interest income, net	344	654	394	60
Other (expense)/income, net	—	436	(278)	(42)
(Loss)/income before income tax	(747)	14,255	16,660	2,544
Income tax expenses	(466)	(4,305)	(4,514)	(689)

Net (loss)/income attributable to Jiayuan.com International Ltd.	(1,213)	9,950	12,146	1,855

Accretion of redeemable convertible preferred shares	(2,114)	(2,218)	(2,243)	(343)
Income allocated to participating preferred shareholders	—	(9,950)	(12,033)	(1,838)

Net loss attributable to ordinary shareholders	(3,327)	(2,218)	(2,130)	(326)

Basic and diluted net loss per ADS	(0.20)	(0.12)	(0.12)	(0.02)

ADSs used in computing basic and diluted net loss per ADS	18,181,818	18,181,818	18,181,818	18,181,818

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended March 31, 2010			Three Months Ended December 31, 2010			Three Months Ended March 31, 2011
	GAAP	Non-GAAP Adjustments(a)	Non- GAAP	GAAP	Non-GAAP Adjustments(a)	Non- GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating (loss)/income	(1,091)	1,198	107	13,165	2,158	15,323	16,544	2,627	19,171
Net (loss)/income attributable to Jiayuan.com International Ltd.	(1,213)	1,198	(15)	9,950	2,158	12,108	12,146	2,627	14,773
Net (loss)/income attributable to ordinary shareholders	(3,327)	1,198	(2,129)	(2,218)	2,158	(60)	(2,130)	2,627	497
Basic net (loss)/income per ADS	(0.20)		(0.12)	(0.12)		(0.00)	(0.12)		0.03
Diluted net (loss)/income per ADS	(0.20)		(0.12)	(0.12)		(0.00)	(0.12)		0.03
ADSs used in computing basic net (loss)/income per ADS	18,181,818		18,181,818	18,181,818		18,181,818	18,181,818		18,181,818
ADSs used in computing diluted (loss)/net income per ADS	18,181,818		18,181,818	18,181,818		18,181,818	18,181,818		19,310,840

Note:

(a)         To adjust for share-based compensation expense.